Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:      + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

April 14, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:        Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

In furtherance to our disclosure dated January 24, 2026, this is to inform that Dr. Reddy’s Laboratories LLC, Russia, a step-down wholly-owned subsidiary of Dr. Reddy’s Laboratories Limited has received final penalty decision on April 13, 2026, from the ‘Interdistrict Inspectorate of the Federal Tax Service of Russia’. The details as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

S. No.	Name of the authority	:	The Interdistrict Inspectorate of the Federal Tax Service of Russia. (Tax Authority)
1	Nature and details of the action(s) taken, or order(s) passed	:	Dr. Reddy’s Laboratories LLC, Russia, a step-down wholly-owned subsidiary of Dr. Reddy’s Laboratories Limited received a final penalty decision from the Tax Authority.
2	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	:	April 13, 2026
3	Details of the violation(s)/ contravention(s) committed or alleged to be committed	:	Levy of Value Added Tax (VAT) upon re-classification of marketing services as a taxable services by the Tax Authority.
4	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	:

The Tax Authority has quantified a penalty of RUB 9.27 million (INR 11.40 million) as against the original quantified amount of RUB 20.09 million (INR 24.50 million)

Based on our evaluation, the above stated penalty amount has no material impact on the financials, operations, or other activities of the Company

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR